EXHIBIT 12
HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30,	2013	2012
	(dollars are in millions)
Income (loss) from continuing operations	$771	$(2,209)
Income tax (expense) benefit	(376)	1,325
Income (loss) from continuing operations before income tax (expense) benefit	1,147	(3,534)
Fixed charges:
Interest expense	1,060	1,382
Interest portion of rentals(1)	3	6
Total fixed charges	1,063	1,388
Total earnings from continuing operations as defined	$2,210	$(2,146)
Ratio of earnings to fixed charges	2.08	(1.55)
Preferred stock dividends(2)	$145	$142
Ratio of earnings to combined fixed charges and preferred stock dividends	1.83	(1.40)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.